EXHIBIT 99.1

Colliers to Acquire Leading Canadian Engineering Firm Englobe

Colliers expands engineering capabilities into Canada

TORONTO and LAVAL, June 03, 2024 (GLOBE NEWSWIRE) -- Global diversified professional services and investment management company, Colliers (NASDAQ, TSX: CIGI), announced today it has entered into a definitive agreement to acquire Englobe Corporation (“Englobe”), a leading Canadian multi-discipline engineering, environmental and inspection services firm. Englobe’s senior leadership team and employee shareholders will remain shareholders in the business under Colliers’ unique partnership model.

Headquartered in Laval, Québec, Englobe’s 2,800 professionals provide civil, buildings, geotechnical, and environmental engineering, material testing and related consulting services to public and private sector clients primarily in the transportation, water, buildings, and power end markets. In 2023, the business generated US$340 million of revenues. The business will be rebranded as Colliers in 2025.

Under the terms of the transaction, Colliers will acquire a significant controlling interest for approximately US$475 million in cash payable at closing. Englobe’s material management and beneficial reuse operations located in the UK, France and Canada are not included in the transaction. The transaction is subject to customary closing conditions and is expected to close in the third quarter of 2024.

“The acquisition of Englobe marks a significant entry for Colliers into the Canadian engineering marketplace and aligns perfectly with our strategy of enhancing our growing professional services and investment management company with high-value, resilient, and essential services,” said Jay Hennick, Global Chairman and Chief Executive Officer of Colliers. “Once the transaction is completed, recurring earnings from Engineering, Investment Management and Outsourcing will collectively represent about 75% of our total earnings. With Investment Management, Engineering and Commercial Real Estate Services, Colliers has three significant and complementary global growth engines to continue to generate value for shareholders for many years to come.”

“Building on our success in the U.S. and Australia, we look forward to entering the attractive Canadian engineering services market, a business that complements our current leadership in project management in Canada,” said Elias Mulamoottil, Co-Chief Investment Officer of Colliers. “Englobe’s national footprint, deep public sector relationships, and infrastructure expertise put Colliers Canada in an enviable position to capitalize on industry tailwinds that drive this stable and predictable business.”

“Colliers’ enterprising culture, decentralized operating style, focus on service excellence and employee engagement align well with Englobe’s key values, making Colliers the perfect partner for the next chapter of our journey,” said Mike Cormier, Englobe President. “Joining a best-in-class professional services organization with a global brand and international platform will allow us to accelerate our growth going forward, as well as offer better services to our clients and more opportunities to our professionals. Our team is more than excited to join the Colliers family.”

In connection with this transaction, Torys LLP acted as legal advisor to Colliers. AEC Advisors acted as financial advisor and Stikeman Elliott acted as legal advisors to Englobe.

Colliers Contacts
Elias Mulamoottil
Co-Chief Investment Officer

Christian Mayer
Chief Financial Officer

(416) 960-9500

About Colliers

Colliers is a leading diversified professional services and investment management company. With operations in 68 countries, our 19,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 29 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.3 billion and $96 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

About Englobe

Headquartered in Laval, Englobe is a leading engineering and environmental services firm with a well-established network of offices and facilities across Canada. The Company’s 2,800+ team members include engineers, professionals, technicians and technical support staff. Englobe offers a broad suite of services from engineering, design and inspection to environmental consulting and remediation. It completes over 25,000 projects annually for public and private sector clients. For more information, visit https://www.englobecorp.com/.